THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO
RULE 901 9(d) OF REGULATION S-T


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*


Boeing Company
(Name of Issuer)

Common
(Title of Class of Securities)

097023105
(CUSIP Number)


(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X ]
Rule 13d-1(b)
[ ]
Rule 13d-1(c)
[ ]
Rule 13d-1(d)


CUSIP No. 097023105


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Wachovia Corporation
56-0898180


2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)


3.
SEC Use Only


4.
Citizenship or Place of Organization
North Carolina


Number of Shares Beneficially Owned by Each Reporting
Person With


5.
Sole Voting Power            41457895

6.
Shared Voting Power          32529

7.
Sole Dispositive Power       1547950

8.
Shared Dispositive Power     367678


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
41771174


10.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
Not Applicable.


11.
Percent of Class Represented by Amount in Row (11)
5.23%

12.
Type of Reporting Person (See Instructions)
Parent Holding Company (HC)


Item 1.

(a)Name of Issuer
Boeing Company


(b) Address of Issuer's Principal Executive Offices
100 N. Riverside
Chicago, IL 60606





Item 2.

(a) Name of Person Filing
 Wachovia Corporation


(b) Address of Principal Business Office or, if none, Residence
 One Wachovia Center
 Charlotte, North Carolina 28288-0137


(c) Citizenship
 North Carolina


(d) Title of Class of Securities
 Common Stock, Par Value $3.33 1/3 per share


(e) CUSIP Number
 337358105


Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
c), check whether the person filing is a:

(g)[X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

Item 4.
Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: 41771174.

(b)
Percent of class: 5.23%.

(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote 41457895.


(ii)
Shared power to vote or to direct the vote 32529.


(iii)
Sole power to dispose or to direct the disposition of 1547950.


(iv)
Shared power to dispose or to direct the disposition of 367678.




Item 5.
Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.
Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

Wachovia Corporation is filing this schedule pursuant to Rule 13d-1(b)(1)(ii)(G) as indicated under Item 3(g). The relevant subsidiaries are First Union Securities, Inc. (IA), Evergreen Investment Management Company (IA), First Union National Bank (BK), Delaware Trust Capital Management, Inc. (BK), First Union Trust Company, National Association
(BK), Wachovia Bank, N.A. (BK) and Offitbank (BK). First Union Securities, Inc. and Evergreen Investment Management Company are investment advisors for mutual funds and other clients; the securities reported by these subsidiaries are beneficially owned by such mutual funds or other clients. The other Wachovia entities listed above hold the securities reported in a fiduciary capacity for their respective customers.

Item 8.
Identification and Classification of Members of the Group
Not Applicable.


Item 9.
Notice of Dissolution of Group
Not Applicable.

Item 10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/2002
Date

Signature

Karen F. Knudtsen, Vice President & Trust Officer
Name/Title